[Letterhead of Luse Gorman, PC]

(202) 274-2007	nquint@luselaw.com

May 12, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn.: Kathryn McHale, Esq.

Re:	Provident Bancorp, Inc. (Registration No. 333-202716) Registration Statement on Form S-1

Dear Ms. McHale:

On behalf of Provident Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). The Amended S-1 has been blacklined to reflect changes from the original filing.

The preliminary prospectus in the Amended S-1 reflects changes in response to comments received from the Financial Industry Regulatory Authority with respect to the payment of expenses to the Company’s investment banker, Sandler O’Neill & Partners, L.P. (“Sandler”), and deletes references to a firm commitment underwritten offering, as the Company does not intend to conduct such an offering. Exhibit 1.2 (the proposed agency agreement) reflects these comments, and Exhibit 1.3 provides amendments to the initial engagement letters with Sandler, also reflecting these comments.

The preliminary prospectus also reflects changes in response to comments received from the Massachusetts Division of Banks, who has regulatory authority over the Company’s stock offering. The comments suggested repeating existing disclosures from the body of the prospectus on the cover page, clarifying certain disclosures and adding certain references to the Massachusetts Commissioner of Banks with respect to certain regulatory authority.

The Amended S-1 has also been revised to complete all possible blank information in the prospectus supplement and the prospectus.

Securities and Exchange Commission

May 12, 2015

We request that the staff advise the undersigned at (202) 274-2007 or Lawrence Spaccasi of this office at (202) 274-2037 if it has any questions.

Respectfully,

/s/ Ned Quint

Ned Quint

Enclosures

cc:	David P. Mansfield, President and Chief Executive Officer Lawrence Spaccasi, Esq.